FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

February 26, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is February 26, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer reports that additional diamond drilling has substantially increased the size of the mineralized porphyries at its 100% owned Huachi Copper–Gold Project, San Juan Province, NW Argentina.

Item 5.	Full Description of Material Change

The Issuer reports that additional diamond drilling has substantially increased the size of the mineralized porphyries at its 100% owned Huachi Copper–Gold Project, San Juan Province, NW Argentina.

Geological reconstruction from surface outcrops and drilling indicates that the mineralized porphyries have the following minimum dimensions: 550 metres north–south by 300 metres east–west and 320 metres vertical depth.  Mineralization remains open to the west, north, partially to the east and at depth.

The most recent boreholes, 07-HU-04 to -07, which were designed to test the Oro Rico Porphyry, were collared 450 to 600 metres southeast of the original discovery boreholes, 06-HU-01 and 02 respectively (see Figure 1 for locations).

Borehole 07-HU-04 returned 276 metres @ 0.31% copper equivalent (CuEq) within which 62 metres returned 0.42% CuEq (see Table 1 & Figure 1 for details and borehole location).  The hole collared in potassically altered porphyry containing a weak to locally moderately developed sheeted quartz–chalcopyrite stockwork.

Borehole 07-HU-05, collared 110 metres south-southeast of 07-HU-04, intersected 248 metres of 0.39% CuEq within which 118 metres averaged 0.50% CuEq in highly altered volcanic rocks.  In general, both copper and gold grades increase downhole with the lowermost 52 metres returning 0.63% CuEq.

Table 1:  Summary of Huachi borehole results.

Borehole	Dip/ Azimuth	From (m)	To (m)	Results
06-HU-01	-80/180	1	200	199m @ 0.34% CuEq (0.25% copper & 0.12 g/t gold)
06-HU-02	-60/300	2 112 112	355.1 355.1 200	353.1m @ 0.48% CuEq (0.35% copper & 0.18 g/t gold) 243.1m @ 0.56% CuEq (0.4% copper & 0.21 g/t gold) 88m @ 0.68% CuEq (0.48% copper & 0.27 g/t gold)
06-HU-03	-60/000	86 164	208.4 208.4	122.4m @ 0.39% CuEq (0.17% copper & 0.31 g/t gold) 44.4m @ 0.47% CuEq (0.20% copper & 0.37 g/t gold)
07-HU-04	-60/250	46.7 192	323 254	276.3m @ 0.31% CuEq (0.21% copper & 0.13 g/t gold) 62m @ 0.42% CuEq (0.33% copper & 0.12 g/t gold)
07-HU-05	-60/230	6 126 192	254.5 244 244	248.5m @ 0.39% CuEq (0.26% copper & 0.17 g/t gold) 118m @ 0.50% CuEq (0.34% copper & 0.22 g/t gold) 52m @ 0.63% CuEq (0.39% copper & 0.32 g/t gold)
07-HU-06				Abandoned at 40 metres due to poor ground conditions
07-HU-07	-60/160			Results pending

Note:

All depths downhole.

Copper equivalent (CuEq) calculation is based on metal prices of $0.90/lb copper and $450/oz gold.  The calculation has not been adjusted to reflect relative recoveries of the metals as metallurgical testing has yet to be undertaken.

Figure 1 – Summary Geological Map and Borehole Location

Future Work

Borehole 07-HU-06 was collared 125 metres east of HU-05 but was abandoned at 40 metres depth due to poor ground conditions.  Hole 07-HU-07, collared approximately 65 metres east of HU-05, intersected highly altered mafic intrusives containing abundant pyrite mineralization.  Samples are at the laboratory and results are pending.

An additional three boreholes are scheduled to test the western and northern extents of the large hydrothermal system, where significant peripheral ‘leakage’ veining approximately 800 metres west of boreholes 06-HU-01 and -02 (values up to 9.4% copper, 50.2 g/t gold and 154 g/t silver – see NR 06-21) is interpreted as a westward vector towards potentially higher grade mineralization.  Finally, three more boreholes will provide an initial test of the Sentazon epithermal system (approximately 450 metres by 15 metres wide and minimum 150 metres vertical extent).

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

The work program at Huachi was designed and is supervised by Mark D. Cruise, Vice President, Exploration of the Issuer and Steve Enns P. Geo., independent geological consultant, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by the Issuer’s personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this material change report, which has been prepared by management.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration programs and the results thereof, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Huachi project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital or to be fully able to implement its business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

February 28, 2007